UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of February, 2010

Commission

File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

Rio de Janeiro, February 18, 2010

To
The Brazilian Securities and Exchange Commission (CVM)
Company Relations Superintendent
Mr. Alexandre Lopes de Almeida

Ref.: OFFICIAL LETTER/CVM/SEP/GEA-2/No.093/2010
Subject: Request for clarifications. Information disclosure (News and Material Facts)

Dear Sir,

With regard to the inquiry about the news published in the Companies section of Valor Econômico newspaper, in the February 18, 2010 edition, under the headline Contax vai às compras na América Latina (“Contax Goes Shopping in Latin America”), Contax Participações S.A. (“Contax” or “Company”) wishes to clarify that the statement in question refers to one of the future strategies that the Company intends to implement over the next years and that as of this date no transactions are either concluded or in the process of being concluded.

Furthermore, Contax shall maintain its shareholders and the market informed of any information or decisions that constitute material facts, in accordance with Article 157, paragraph 4, of Law 6,404/1976 and CVM Instruction 258/2002.

We remain at your disposal for any further clarifications you should need.

Sincerely,

Michel Neves Sarkis
CFO Investor Relations Officer
Contax Participações S/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 19, 2010

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.